                      LAIDLAW ENVIRONMENTAL SERVICES, INC.
                         1301 GERVAIS STREET, SUITE 300
                         COLUMBIA, SOUTH CAROLINA 29201

      INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES AND
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

        NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS IS REQUIRED
                  IN CONNECTION WITH THIS INFORMATION STATEMENT

          This Information Statement (the "Information Statement") is being mailed on or about August 29, 1997 to the holders of record at the close of business on August 21, 1997, of the common stock, par value $1.00 per share (the "Common Stock"), of Laidlaw Environmental Services, Inc., a Delaware corporation (formerly known as Rollins Environmental Services, Inc.) (the "Company") in connection with the appointment of certain persons (the "Designated Directors") to the Board of Directors of the Company (the "Board of Directors") other than at a meeting of the stockholders of the Company. You are urged to read this Information Statement carefully. However, no action is required by the shareholders of the Company in connection with the appointment of the Designated Directors.

          This Information Statement is being distributed pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.

               INFORMATION RELATING TO THE COMPANY'S COMMON STOCK

          The shares of Common Stock are the only class of voting securities of the Company outstanding. Each share of Common Stock is entitled to one vote per share on all matters submitted to a vote of the shareholders. As of August 21, 1997, the Company had 180,415,811 shares of Common Stock outstanding.

                        CHANGE IN CONTROL OF THE COMPANY

          On May 15, 1997, pursuant to the terms of a Stock Purchase Agreement, dated as of February 6, 1997 (the "Stock Purchase Agreement"), among the Company, Laidlaw Inc., a Canadian corporation ("Laidlaw"), and Laidlaw Transportation, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Laidlaw ("LTI"), the Company acquired certain direct and indirect subsidiaries of Laidlaw (the "Acquired Subsidiaries") for consideration of (i) $400,000,000 in cash (less certain assumed bond indebtedness described in the Stock Purchase Agreement, a portion of which was paid at the closing of the transactions contemplated by the Stock Purchase Agreement (the "Closing")), consisting of a payment of $225,000,000, less the amount of such bond indebtedness, from the Company to LTI and a repayment of $175,000,000 owed to Laidlaw by a Canadian subsidiary of Laidlaw Chem-Waste, Inc., a Delaware corporation and a wholly owned subsidiary of LTI, with funds contributed by the Company, (ii) 120,000,000 shares of Common Stock issued to LTI, valued at $330,000,000 based upon a price per share of $2.75, the average closing market price on the NYSE -- Composite Transactions for the ten trading days before and ten trading days after February 6, 1997, and (iii) a 5% Subordinated Convertible Pay-in-kind Debenture due 2009 of the Company in the original principal amount of $350,000,000 issued to LTI (the "PIK Debenture"). The terms and conditions of the acquisition (the "Acquisition") are set forth in the Stock Purchase Agreement and certain exhibits and schedules to the Stock Purchase Agreement.

          The Stock Purchase Agreement was attached as Annex A to the Company's Proxy Statement dated April 30, 1997 in connection with the Special Meeting of the Company's shareholders held on May 13, 1997, at which meeting the Acquisition was approved by the shareholders of the Company. The description in this Information Statement of the Stock Purchase Agreement and its terms and conditions is qualified in its entirety by reference to the Stock Purchase Agreement and the respective exhibits and schedules thereto and is not, and does not purport to be, complete.

          As a result of the Acquisition, Laidlaw indirectly owns approximately 66.5% of the outstanding Common Stock and substantially all of the management of the Company now consists of former officers and directors of the Acquired Subsidiaries. Due to these factors, the Acquired Subsidiaries were treated as the acquiror for accounting purposes and the Acquisition was recorded as a reverse acquisition.

                               BOARD OF DIRECTORS

GENERAL

          The Board of Directors of the Company currently consists of ten members and is divided into three classes with the members of each class serving three-year terms. The terms of Class I Directors will expire at the 1998 annual shareholders' meeting, of Class II Directors at the 1999 annual shareholders' meeting and of Class III Directors at the 2000 annual shareholders' meeting. Each director holds office until such director's successor is elected and qualified or until such director's earlier resignation or removal.

RIGHT TO DESIGNATE DIRECTORS

          Pursuant to the terms of the Stock Purchase Agreement, the Company agreed to increase the size of its Board of Directors from eight to ten members and to cause the election or appointment as directors of the Company of (i) the President and Chief Executive Officer of the Company, (ii) three individuals designated by the Company, (iii) three individuals designated by Laidlaw and
(iv) three individuals designated jointly by the Company and Laidlaw. John W. Rollins, Sr. (a Class III Director, term to expire at the 2000 annual shareholders' meeting), John W. Rollins, Jr. (a Class II Director, term to expire at the 1999 annual shareholders' meeting) and Henry B. Tippie (now a Class I Director, term to expire at the 1998 annual shareholders' meeting), all of whom were directors of the Company prior to the Closing, were to continue on the Board of Directors as the Company's designees (the "Continuing Directors").

          At a meeting of the Board of Directors held on January 31, 1997, all of the directors of the Company, except the Continuing Directors, tendered their resignations to be effective as of the date of the Closing. In addition, Mr. Tippie resigned as a Class II Director effective as of the date of the Closing and was appointed to fill the vacancy to be created upon the Closing by the resignation of a Class I Director.

          At a meeting of the Board of Directors held on the date of the Closing, May 15, 1997, (i) Kenneth W. Winger, the newly appointed President and Chief Executive Officer of the Company, and Leslie W. Haworth were appointed as Class I Directors (terms to expire at the 1998 annual shareholders' meeting),
(ii) John R. Grainger was appointed as a Class II Director (term to expire at the 1999 annual shareholders' meeting) and (iii) James R. Bullock was appointed as a Class III Director (term to expire at the 2000 annual shareholders' meeting). Each of Mr. Haworth, Mr. Grainger and Mr. Bullock were designated by Laidlaw.

          At a meeting of the Board of Directors held on June 4, 1997, David E. Thomas, Jr. was appointed as a Class III Director (term to expire at the 2000 annual shareholders' meeting) and James L. Wareham was appointed as a Class I Director (term to expire at the 1998 annual shareholders' meeting). Finally, at a meeting of the Board of Directors held on July 9, 1997, Grover C. Wrenn was appointed as a Class II Director (term to expire at the 1999 annual shareholders' meeting). Each of Mr. Thomas, Mr. Wareham and Mr. Wrenn were designated by the Company and Laidlaw acting jointly.

          Each of the Designated Directors has assumed office, and the Designated Directors and the Continuing Directors constitute all of the members of the Board of Directors.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

          The table below sets forth certain information with respect to the current executive officers and directors of the Company as of August 21, 1997.



Name                                Age     Title
----                                ---     -----
Kenneth W. Winger                   58      President, Chief Executive Officer
                                            and Director
Michael J. Bragagnolo               51      Executive Vice President and Chief
                                            Operating Officer
Paul R. Humphreys                   38      Senior Vice President of Finance
                                            and Chief
                                            Financial Officer
Henry H. Taylor                     53      Vice President, General Counsel and
                                            Secretary
James R. Bullock                    53      Director, Chairman of the Board
John R. Grainger                    48      Director
Leslie W. Haworth                   54      Director
John W. Rollins, Sr.                80      Director
John W. Rollins, Jr.                55      Director
David E. Thomas, Jr.                40      Director
Henry B. Tippie                     70      Director
James L. Wareham                    57      Director
Grover C. Wrenn                     54      Director

Kenneth W. Winger became President, Chief Executive Officer and Director of the Company on May 15, 1997. Mr. Winger was President, Chief Operating Officer and sole director of Laidlaw Environmental Services (US), Inc. (formerly known as Laidlaw Environmental Services, Inc.) ("LES (US)"), from July 1995 until May 15, 1997. From May 1991 until July 1995, Mr. Winger was Senior Vice President for Corporate Development of Laidlaw. Mr. Winger also is a director of ViroGroup, Inc.

Michael J. Bragagnolo became Executive Vice President and Chief Operating Officer of the Company on May 15, 1997. Mr. Bragagnolo joined LES (US) in January 1997 as Executive Vice President after spending five years at Laidlaw Waste Systems, Inc. as Executive Vice President of United States Operations from September 1993 until December 1996 and as Executive Vice President Strategic Planning from August 1992 through August 1993.

Paul R. Humphreys, became Chief Financial Officer of the Company on May 15, 1997. Mr. Humphreys was Vice President of Finance for LES (US) from January 1995 until May 15, 1997. From 1988 until January 1995, Mr. Humphreys was Manager of Finance of Laidlaw.

Henry H. Taylor became Vice President - General Counsel and Secretary of the Company on May 15, 1997. From May 1996 until May 15, 1997, Mr. Taylor was Vice President of Legal and Regulatory Affairs of LES (US). Mr. Taylor was Secretary of LES(US) from May 1990 until May 14, 1997 and was Vice President of Legal Affairs of LES(US) from May 1990 until May 1996.

James R. Bullock became a Director and the Chairman of the Board of the Company on May 15, 1997. Mr. Bullock has been President and Chief Executive Officer of Laidlaw since October 1993. For more than two years prior thereto, Mr. Bullock was President and Chief Executive Officer of Cadillac Fairview Corporation Limited, a property development company. Mr. Bullock also is a director of Laidlaw.

John R. Grainger became a Director of the Company on May 15, 1997. Mr. Grainger has been President and Chief Operating Officer of LTI since May 1992. Mr. Grainger currently serves as the Chairman of the Human Resources and Compensation Committee of the Board of Directors (the "Human Resources and Compensation Committee").

Leslie W. Haworth became a Director of the Company on May 15, 1997. Mr. Haworth has been Senior Vice President and Chief Financial Officer of Laidlaw for more than five years. Mr. Haworth currently serves as the Chairman of the Audit Committee of the Board of Directors (the "Audit Committee").

John W. Rollins, Sr. has been a Director of the Company since 1982 and was Chairman of the Board and Chief Executive Officer of the Company from 1988 until May 15, 1997. Mr. Rollins also has been Chairman of the Board and Chief Executive Officer of Rollins Truck Leasing Corp. for more than five years. Mr. Rollins also is a director of Matlack Systems, Inc., Rollins, Inc., RPC Energy Services and Dover Downs Entertainment, Inc.

John W. Rollins, Jr. has been a Director of the Company since 1982. He was also a Director from 1978 until 1980. Mr. Rollins was Vice Chairman of the Board from 1983 until 1988 and Senior Vice Chairman of the Board from 1988 until May 15, 1997. Mr. Rollins has been President and Chief Operating Officer and a director of Rollins Truck Leasing Corp. for more than five years, the Chairman of the Board of Matlack Systems, Inc. for more than five years and a director of Dover Downs Entertainment, Inc. since June 1996. Mr. Rollins is a member of the Human Resources and Compensation Committee.

David E. Thomas, Jr. became a Director of the Company on June 4, 1997. Mr. Thomas has been Senior Managing Director and Head of the Investment Banking Group of Raymond James & Associates, Inc. ("Raymond James") since July 1996. From 1991 until July 1996, he was Managing Director of Raymond James. Mr. Thomas also is a director of Reynolds, Smith and Hills, Inc. Mr. Thomas is a member of the Human Resources and Compensation Committee.

Henry B. Tippie has been a Director of the Company since 1982 and was Chairman of the Executive Committee of the Company from 1988 until May 15, 1997. Mr. Tippie has been Chairman of the Executive Committee and Vice Chairman of the Board and a director of Rollins Truck Leasing Corp. since 1974 and Chairman of the Board and President of Tippie Services, Inc. since 1982. Mr. Tippie also is a director of RPC Inc., Dover Downs Entertainment, Inc., Matlack Systems, Inc. and Rollins, Inc. Mr. Tippie is a member of the Audit Committee.

James L. Wareham became a Director of the Company on June 4, 1997. Mr. Wareham has been President of AK Steel Corporation since March 1997. From 1989 until March 1997, Mr. Wareham was President and Chief Executive Officer of Wheeling-Pittsburgh Steel Corporation. Mr. Wareham also was Chairman of Wheeling-Pittsburgh Steel Corporation from September 1992 until March 1997 and President of WHX Corporation from December 1992 until March 1997. Mr. Wareham is a member of the Audit Committee.

Grover C. Wrenn became a Director of the Company on July 9, 1997. Mr. Wrenn has been Chairman and Chief Executive Officer of Better Health Network, Inc. since June 1996. He was Chief Executive Officer of EnSys Environmental Products, Inc. from April 1995 through December 1996. From 1991 through March 1995, Mr. Wrenn was President and Chief Executive Officer of Applied Bioscience International. Mr. Wrenn also is a director of Strategic Diagnostics, Inc. and Pharmakinetics Laboratories, Inc.

          There are no family relationships between any director or executive officer and any other director or executive officer of the Company, except that John W. Rollins, Jr. is the son of John W. Rollins, Sr.

BOARD MEETINGS AND COMMITTEES

          The Board of Directors of the Company held four meetings during the fiscal year ended September 30, 1996 (the "1996 Fiscal Year"). During the 1996 Fiscal Year, the Board of Directors had three committees, the Audit Committee (which held two meetings), the Executive Committee (which held three meetings) and the Stock

Option Committee (which held three meetings). During the 1996 Fiscal Year, no director attended fewer than 75% of the aggregate number of meetings of the Board of Directors and the committees on which he served.

COMMITTEES OF THE BOARD OF DIRECTORS FOR THE 1996 FISCAL YEAR

          Audit Committee. During the 1996 Fiscal Year, the Audit Committee's functions included consulting with the Company's independent public accountants concerning the scope and results of the audit, reviewing the evaluation of internal accounting controls and inquiring into special accounting related matters.

          Executive Committee. During the 1996 Fiscal Year, the Executive Committee had the power to exercise all of the powers and authority of the Board of Directors in the management of the business and affairs of the Company in accordance with the provisions of the by-laws of the Company. During the 1996 Fiscal Year, the Executive Committee also performed all of the functions of a compensation committee of the Board of Directors.

          Stock Option Committee. During the 1996 Fiscal Year, the Stock Option Committee administered the Company's outstanding stock option plans including the granting of options to various employees of the Company and its subsidiaries.

CURRENT COMMITTEES OF THE BOARD OF DIRECTORS

          Following the Acquisition, the Board of Directors discontinued the Executive Committee and the Stock Option Committee, redefined the duties of the Audit Committee and established the Human Resources and Compensation Committee.

          Audit Committee. The Audit Committee is responsible for the oversight of the Company's financial reporting process and internal controls. Its duties include reviewing results of external audits, management's responses to external audit recommendations, internal audit reports and management's response to those reports; reviewing annual financial statements and any significant disputes between management and external auditors in connection with those financial statements; considering major changes and major questions of choice regarding appropriate auditing and accounting principles and practices to be followed when preparing corporate financial statements; reviewing corporate procedures used in preparing public financial statements and related management commentaries; meeting periodically with management to review the Company's major financial risk exposures; and considering indemnification issues.

          Human Resources and Compensation Committee. The Human Resources and Compensation Committee is responsible for reviewing and recommending to the Board of Directors of the Company annual salary, bonus, stock options and other benefits, direct and indirect, of senior executives; reviewing new executive compensation programs; periodically reviewing the coordination of the Company's executive compensation programs; reviewing and recommending to the Board of Directors of the Company compensation for directors; and establishing and periodically reviewing policies in the area of management perquisites.

          The Board of Directors does not have a standing nominating committee.

COMPENSATION OF DIRECTORS

          Prior to the Acquisition, directors who were not full-time employees of the Company or any of its subsidiaries were each paid an annual retainer of $10,000 and an attendance fee of $750 for each Board of Directors or committee meeting attended. Currently, each director who is not an employee of the Company is paid $20,000 as an annual retainer plus $750 for each meeting attended. Directors who are also employees of the Company receive no separate compensation for serving as directors.

                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                 AND MANAGEMENT

BENEFICIAL OWNERS OF FIVE PERCENT OR MORE OF THE COMMON STOCK

          The following table sets forth information regarding the beneficial ownership of the Common Stock of the Company by the only person who is known to the Company to own beneficially more than 5% of the outstanding shares of Common Stock as of August 21, 1997, based on reports filed on Schedule 13D with the Securities and Exchange Commission.


Name                                 Number of Shares         Percent of Class
----                                 ----------------         ----------------

Laidlaw Inc.(1)                         120,000,000                66.5%
3221 North Service Road
Burlington, Ontario,
Canada  L7R3Y8

------------
(1) The shares of Common Stock shown as owned by Laidlaw are held of record by LTI.

STOCK OWNERSHIP OF THE COMPANY'S DIRECTORS AND EXECUTIVE OFFICERS

          The following table sets forth, as of August 21, 1997, information regarding the beneficial ownership of the Common Stock of the Company by (i) each of the Company's directors, (ii) to the knowledge of the Company, each of the officers named in the Summary Compensation Table appearing elsewhere herein (the "Named Executive Officers") and (iii) all of the Company's directors and current executive officers as a group.

Name                               Number of Shares            Percent of Class
----                               ----------------            ----------------

Kenneth W. Winger                         -0-                        N/A

James R. Bullock                          -0-                        N/A

John R. Grainger                          -0-                        N/A

Leslie W. Haworth                         -0-                        N/A

John W. Rollins, Sr.(1)                3,697,576                    2.05%

John W. Rollins, Jr.(2)                 357,862                       *

David E. Thomas, Jr.                      -0-                        N/A

Henry B. Tippie(3)                     2,294,689                    1.27%

James L. Wareham                          -0-                        N/A

Grover C. Wrenn                           -0-                        N/A

John V. Flynn, Jr.(4)                   100,000                       *

Frank H. Minner, Jr.(5)                 40,200                        *

All directors and                     6,350,127                     3.52%
executive officers as a
group (13 persons)

------------
*        Signifies less than 1%

(1) Does not include 182,749 shares owned by Mr. Rollins' wife and 101,975 shares held by his wife as custodian for his minor children, as to which shares Mr. Rollins disclaims any beneficial ownership.

(2) Includes 191,737 shares held by Mr. Rollins as co-trustee. Does not include 6,191 shares owned by Mr. Rollins' wife, as to which shares Mr. Rollins disclaims any beneficial ownership.

(3) Includes 968,689 shares held by Mr. Tippie as co-trustee; 26,000 shares held by him as trustee; and 30,000 shares owned by a partnership over which he has sole voting power. Does not include 23,000 shares owned by Mr. Tippie's wife and 21,000 shares held by his wife as trustee for his children, as to which shares Mr. Tippie disclaims any beneficial ownership.

(4)  Includes 100,000 shares subject to options which are currently exercisable.

(5)  Includes 40,200 shares subject to options which are currently exercisable.

SECTION 16 BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act"), requires the Company's executive officers, directors and persons who are beneficial owners of more than ten percent of the Company's Common Stock ("reporting persons") to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Reporting persons are required by Securities and Exchange Commission regulations to furnish the Company with copies of all Section 16(a) forms filed by them.

     Based on its review of the copies of Section 16(a) forms received by it, the Company believes that, during the 1996 Fiscal Year, all reporting persons fully complied with the filing requirements applicable to such persons.

                            COMMON STOCK PERFORMANCE

          The following graph reflects a comparison of the cumulative total shareholders' return on the Common Stock for the five-year period from October 1, 1991 through September 30, 1996 with the cumulative return of the S&P Composite 500 index and an index of peer companies selected by the Company consisting of companies engaged in the industrial waste disposal industry. In addition to the Company, for the 1996 Fiscal Year, the peer group included Clean Harbors, Inc. and Philip Environmental, Inc. For the fiscal year ended September 30, 1995, the peer group included the Company, Clean Harbors, Inc. and Horsehead Resource Development, Inc. As the stock of Horsehead Resource Development, Inc. is no longer publicly traded, the 1995 peer group, as presented for comparative purposes, consists only of the Company and Clean Harbors, Inc. The graph assumes that the value of an investment in the Common Stock and each index was 100 at September 30, 1991 and all dividends were reinvested. The comparisons in this table are required by the Securities and Exchange Commission and, therefore, are not intended to forecast or necessarily be indicative of any future return on the Common Stock.


                                    [GRAPHIC]


                                                                        Years
                                             -----------------------------------------------------------
                                             1991       1992       1993       1994       1995       1996
                                             ----       ----       ----       ----       ----       ----
Laidlaw Environmental Services, Inc.          100        107        59         60         48         27
1996 Peer Group                               100        103        59         57         50         48
1995 Peer Group                               100        103        59         58         44         26
S&P 500                                       100        111       125        130        169        203

Assumes $100 invested on October 1, 1991.

                             EXECUTIVE COMPENSATION

COMPENSATION OF EXECUTIVE OFFICERS

          The following table sets forth information concerning the annual compensation for services in all capacities to the Company for the fiscal years ended September 30, 1994, 1995 and 1996 of those persons who were, at September 30, 1996, (i) the Chairman of the Board and Chief Executive Officer of the Company and (ii) the other four most highly compensated executive officers of the Company whose total annual salary for the 1996 Fiscal Year exceeded $100,000.

                           SUMMARY COMPENSATION TABLE

                                        Annual               Long Term
                                     Compensation           Compensation

          (a)                   (b)           (c)               (g)

        Name and                                       Securities Underlying
   Principal Position          Year       Salary ($)      Options/SARs (#)
   ------------------         -----      ----------       ---------------

John W. Rollins, Sr.           1996        $180,000             -0-
Chairman of the Board          1995         300,000             -0-
and Chief Executive            1994         315,000             -0-
Officer

John V. Flynn, Jr.             1996        $401,981            18,000
President and Chief            1995         287,500            54,000
Operating Officer

John W. Rollins, Jr.           1996        $180,000            18,000
Senior Vice Chairman           1995         300,000            18,000
of the Board                   1994         315,000            10,200

Henry B. Tippie                1996        $180,000             -0-
Chairman - Executive           1995         300,000             -0-
Committee                      1994         315,000             -0-

Frank H. Minner, Jr.           1996        $169,520            15,000
Group Vice President
- Finance, Treasurer
and Chief Financial
Officer

                      OPTION/SAR GRANTS IN LAST FISCAL YEAR

   The following table sets forth stock options granted in the 1996 Fiscal Year to Named Executive Officers. The table also sets forth hypothetical gains that would exist for the options at the end of their eight year terms, assuming compound rates of stock appreciation of 5% and 10%. The actual future value of the options will depend on the market value of the Common Stock. All option exercise prices are equal to the closing market price of a share of Common Stock on the NYSE -- Composite Transactions on the grant date.


                                                                                                     Potential
                                                                                                Realizable Value at
                                                                                                  Assumed Annual
                                                                                               Rates of Stock Price
                                                                                                   Appreciation
                                     Individual Grants                                          for Option Term(2)
------------------------------------------------------------------------------------------------------------------------

         (a)                   (b)                 (c)              (d)           (e)            (f)           (g)
                            Number of          % of Total
                            Securities           Options
                            Underlying         Granted to        Exercise or
                             Options         Employees in the     Base Price    Expiration
         Name              Granted (#)       1996 Fiscal Year       ($/Sh)          Date          5% ($)      10% ($)
         ----             -------------     -----------------    -------------   ----------    ---------      --------

John V. Flynn, Jr. (1)        18,000               5.3%             $2.875       12/03/03       $ 24,708      $59,181
John W. Rollins, Jr. (1)      18,000               5.3%              2.875       12/03/03         24,708       59,181
Frank H. Minner, Jr. (1)      15,000               4.4%              2.875       12/03/03         20,590       49,317

-----------------
(1)   Options granted on December 4, 1995.
(2) These amounts, based on assumed appreciation rates of 5% and 10% as prescribed by the Securities and Exchange Commission rules, are not intended to forecast possible future appreciation, if any, of the Company's stock price. These numbers do not take into account certain provisions of the options providing for termination of the option following termination of employment, nontransferrability or phased-in vesting. The Company did not use an alternative formula for a grant date valuation as it is not aware of any formula which will determine with reasonable accuracy a present value based on future unknown or volatile factors. Future compensation resulting from option grants is based solely on the performance of the Company's stock price.

   AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION/SAR
                                     VALUES

   The following table sets forth the number of exercisable and unexercisable options held by Named Executive Officers as of September 30, 1996, and the value thereof based on the closing market price of a share of Common Stock on the NYSE -- Composite Transactions on September 30, 1996, $2.75.




           (a)                        (d)                          (e)


                              Number of Securities        Value of Unexercised
                             Underlying Unexercised      In-the-Money Options at
                             Options at FY-End (#)       FY-End ($) Exercisable
           Name            Exercisable /Unexercisable        /Unexercisable
------------------------   ---------------------------   -----------------------
                                                                 -0-/-0-
John V. Flynn, Jr.                9,000/63,000                   -0-/-0-
Frank H. Minner, Jr.              4,200/36,000                   -0-/-0-
John W. Rollins, Jr.               93,300/-0-                    -0-/-0-
Henry B. Tippie                    47,100/-0-                    -0-/-0-

                              DEFINED BENEFIT PLANS

          During the 1996 Fiscal Year, the Company had a pension plan (the "Pension Plan") which was a non-contributory qualified, defined benefit plan. All full-time employees of the Company were eligible to participate in the Pension Plan. As of September 30, 1989, retirement benefits under the Pension Plan were computed utilizing from 1% to 1.5% of any employee's annual cash compensation and years of service to age 65. Commencing October 1, 1989, retirement benefits were computed utilizing 1.25% of earnings up to covered compensation, as that term is defined in the Pension Plan, and 1.7% of earnings above covered compensation and years of service to age 65. Compensation utilized to compute benefits under the Pension Plan includes regular salaries or wages, commissions, bonuses, overtime earnings and short-term disability income protection benefits.

          During the 1996 Fiscal Year, the Company also maintained a non-qualified, defined benefit plan (the "Excess Benefit Plan"), which covered those participants of the Pension Plan whose benefits were limited by the Internal Revenue Code of 1986, as amended (the "Code"). A participant in the Excess Benefit Plan was entitled to a benefit equaling the difference between the amount of the benefit that would be payable to him under the Pension Plan but for the Code limitation and the amount of the benefit actually payable to him under the Pension Plan.

          During the 1996 Fiscal Year, retirement benefits under the Pension Plan and the Excess Benefit Plan were not subject to any reduction for Social Security benefits or other offset amounts, could be paid in certain alternative forms having actuarially equivalent values and were fully vested after the completion of five years of credited service or, if earlier, upon reaching age 55.

          The estimated combined annual benefit at retirement for each of the Named Executive Officers under the Pension Plan and the Excess Benefit Plan as of September 30, 1996 was: John V. Flynn, Jr., $85,243; John W. Rollins, Jr., $87,608; Henry B. Tippie, $58,491; and Frank H. Minner, Jr., $5,127. John W. Rollins, Sr. did not participate in the Pension Plan or the Excess Benefit Plan during the 1996 Fiscal Year. These estimated annual pension benefits of the Named Executive Officers assume: (a) that each Named Executive Officer remains in the service of the Company until age 65; (b) that each Named Executive Officer's earnings continue at the same rate as paid in the 1996 Fiscal Year during the remainder of his service until age 65; and (c) that the Pension Plan and the Excess Benefit Plan continue without substantial modification.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL ARRANGEMENTS

          Pursuant to a letter dated January 15, 1997, John V. Flynn, Jr., President and Chief Operating Officer, resigned from such positions on the date of the Closing in exchange for (i) at the option of Mr. Flynn, either (a) remaining an employee for two years from the date of the Closing at an annual salary of $400,000 or (b) receiving as severance a lump sum payment equal to the total amount then remaining unpaid under clause (a) and (ii) receiving, for so long as Mr. Flynn remains an employee of the Company, use of a company car and such health and welfare, life insurance, disability, pension, stock option and other benefits as are made available to other employees of the Company. The letter also specifies that, for a period of three years after the date of the Closing, Mr. Flynn will not participate in a business which competes with the Company in the hazardous or industrial waste incineration business.

          Frank H. Minner, Jr., Group Vice President -- Finance, Treasurer and Chief Financial Officer, resigned from such positions on the date of the Closing in exchange for receiving as severance payment totalling $165,973 over a one-year period.

          John W. Rollins, Jr., Senior Vice Chairman of the Board, resigned from such position on the date of the Closing in exchange for a guaranteed annual retirement benefit of $57,538.45 beginning on June 1, 1997. The



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

difference between the benefit Mr. Rollins would receive under the Pension Plan and the Excess Benefit Plan at age 65 and the amount he would otherwise receive under the plans beginning June 1, 1997 will be paid by the Company.

          John W. Rollins, Sr. and Henry B. Tippie also resigned from their positions as officers of the Company on the date of the Closing. However, they received no severance or other compensation in connection with such resignations.

          Pursuant to the terms of the Stock Purchase Agreement, on the date of the Closing, all employees, including the Named Executive Officers, received immediate vesting of all options outstanding under the Company's stock option plans.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

          During the 1996 Fiscal Year, the Executive Committee of the Board of Directors held primary responsibility for determining executive compensation levels. The following directors served on the Company's Executive Committee during the 1996 Fiscal Year: John W. Rollins, Sr., John W. Rollins, Jr. and Henry B. Tippie. Each was an employee of the Company during the 1996 Fiscal Year, but none participated in the deliberations of the Executive Committee with respect to his own compensation. Henry B. Tippie serves on the compensation committees of Rollins, Inc. and RPC Energy Services, Inc. John W. Rollins, Sr., John W. Rollins, Jr. and Henry B. Tippie are members of the executive committees of Rollins Truck Leasing Corp. and Matlack Systems, Inc. The executive committee of each of these two companies perform the functions of a compensation committee. John W. Rollins, Sr. and Henry B. Tippie serve on the compensation committee of Dover Downs Entertainment, Inc.

BOARD COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

          The following is the report of the Executive Committee and the Stock Option Committee for the 1996 Fiscal Year.

          The Company is engaged in a highly competitive industry. As a consequence, the Company views its ability to attract and retain qualified executives as the cornerstone of its future success. In order to accomplish this objective, the Company has endeavored to structure its executive compensation in a fashion that takes into account the Company's operating performance and the individual performance of the executive. Of necessity, this analysis is subjective in nature and not based upon a structured formula. The factors referred to above are not weighted in an exact fashion.

          Pursuant to the above compensation philosophy, the total annual compensation of executive officers of the Company is made up of one or more of three elements. The three elements are salary, an annual incentive compensation package and, in some years, grants of stock options.

          The salary of each executive officer is determined by the Executive Committee. As previously stated, in making its determinations, the Executive Committee gives consideration to the Company's operating performance for the prior fiscal year and the individual executive's performance.

          The annual incentive compensation package for executive officers is developed by the Chief Operating Officer of the Company prior to the end of each fiscal year. It is based upon a performance formula for the ensuing fiscal year. That performance formula and incentive package is then reviewed by the Executive Committee and is either accepted, amended or modified. None of the members of the Board of Directors participate in the incentive program.

          Awards under the Company's Stock Option Plan are purely discretionary, are not based upon any specific formula and may or may not be granted in any given fiscal year. Grants are made under the Plan and the Plan is administered by disinterested directors within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934.

When considering the grant of stock options, the Stock Option Committee of the Board of Directors gives consideration to the overall performance of the Company and the performance of the individual employees.

          The CEO's compensation is determined by the Executive Committee. As is the case with respect to the other Named Executive Officers, the CEO's compensation is based upon the Company's operating performance and his individual performance. The decision of the Executive Committee is, however, very subjective and is not based upon any specific formula or guidelines. The CEO does not participate in the deliberations of the Executive Committee when his salary is determined. Neither the CEO nor any other member of the Executive Committee participates in any Company incentive program. The CEO has never received a stock option from the Company.

                                          Executive Committee
                                          Henry B. Tippie, Chairman
                                          John W. Rollins, Sr.
                                          John W. Rollins, Jr.

                                          Stock Option Committee
                                          Henry B. Tippie, Chairman
                                          John W. Rollins, Sr.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

TRANSACTIONS WITH LAIDLAW

          In the ordinary course of business, the Company and Laidlaw or affiliates of Laidlaw from time to time have entered into various business transactions and agreements. The following is a summary of each of the material agreements, arrangements and transactions between the Company or its affiliates and Laidlaw or its affiliates since October 1, 1996.

          Laidlaw Stock Ownership. Laidlaw indirectly owns approximately 66.5% of the outstanding Common Stock of the Company. Pursuant to the terms of the Stock Purchase Agreement, Laidlaw had the right to appoint three directors, one in each class, to the Board of Directors of the Company. Additionally, Kenneth
W. Winger, as the newly appointed President and Chief Executive Officer of the Company, was appointed to the Board of Directors pursuant to the terms of the Stock Purchase Agreement. As a result, four of the ten directors are representatives of Laidlaw. In addition, Laidlaw, acting with the Company, had the right to appoint three additional directors to the Board of Directors of the Company. For so long as Laidlaw owns more than 50% of the Common Stock, it will have the power to elect all of the directors to be elected at any meeting of the shareholders of the Company.


          Laidlaw Indemnities. Pursuant to the terms of the Stock Purchase Agreement, Laidlaw and LTI agreed to jointly and severally indemnify and hold harmless, subject to certain limitations, the Company and its affiliates from and against any and all Damages (as defined in the Stock Purchase Agreement) suffered by the Company resulting from or in respect of (i) various tax obligations and liabilities, (ii) pre-closing insurance claims, (iii) any breach or default in the performance by Laidlaw or LTI of (a) their covenants and agreements in the Stock Purchase Agreement to be performed on or after the date of the Closing or (b) any representation or warranty which survives the Closing (to the extent that damages therefrom exceed $2,000,000) and (iv) any environmental liability or environmental claim arising as a result of any act or omission by Laidlaw or LTI, including any release, occurring prior to the Closing, but only to the extent such liability or claim (a) was known to Laidlaw or certain of its affiliates and not disclosed in writing to the Company or (b) relates to the Marine Shale Processors or Mercier, Quebec facilities and exceeds
(x) an aggregate of $1,000,000 in the particular year and (y) an aggregate since the Closing of $1,000,000 times the number of years elapsed since the Closing, but only to the extent of cash expenditures incurred within six years after the date of the Closing.

          Laidlaw Guaranties. Prior to the Closing, Laidlaw entered into on behalf of the Acquired Subsidiaries certain guaranties, performance guaranties, bonds, performance bonds, suretyship arrangements, surety bonds, credits, letters of credit, reimbursements, agreements and other undertakings, deposit commitments or arrangements by which Laidlaw may be primarily, secondarily, contingently or conditionally liable for or in respect of (or which create, constitute or evidence a lien or encumbrance on any of the assets or properties of Laidlaw which secures the payment or performance of) a present or future liability or obligation of the Company (each a "Laidlaw Guaranty" and collectively the "Laidlaw Guaranties"). Pursuant to the terms of the Stock Purchase Agreement, the Company agreed to use its best efforts to cause Laidlaw to be fully and finally released and discharged from all further liability or obligation in respect of all Laidlaw Guaranties within six months following the date of the Closing.

          If at the end of six months following the date of the Closing, any Laidlaw Guaranty remains outstanding, then no later than the fifth business day following the expiration of such six-month period, the Company is required to deliver to Laidlaw a letter of credit which (i) names Laidlaw as the beneficiary thereof; (ii) is in an amount at least equal to the aggregate outstanding and undrawn balances of all such outstanding Laidlaw Guaranties; (iii) is issued by a bank having credit ratings by each of Standard & Poor's Ratings Services and Moody's Investors Services, Inc. which are at least as high as the credit ratings given by such credit rating organizations for the issuer bank of each letter of credit which is an issuer of a Laidlaw Guaranty; (iv) has an expiration date no earlier than the expiration date of the last to expire of the Laidlaw Guaranties (however, if the letter of credit to be obtained by the Company for the benefit of Laidlaw pursuant to the Stock Purchase Agreement is to be issued with respect to more than one Laidlaw Guaranty, the amount of such letter of credit will reduce automatically and without any action by any party upon the expiration date of each Laidlaw Guaranty by the amount thereof or upon the acceptance by the beneficiary of such Laidlaw Guaranty of a substitute letter of credit provided by the Company); and (v) is payable at sight to Laidlaw upon presentation of a written, sworn affidavit of an officer of Laidlaw stating that Laidlaw's reclamation credit issued by such issuer bank has been drawn upon by the beneficiary thereof in an amount not less than the draw being made by Laidlaw on such letter of credit.

          In addition, prior to the Closing, the Acquired Subsidiaries had entered into certain guaranties for the benefit of Laidlaw's subsidiaries that were not involved in the Stock Purchase Agreement (the "Retained Subsidiaries"). Pursuant to the terms of the Stock Purchase Agreement, Laidlaw agreed to use all reasonable efforts to cause each Acquired Subsidiary to be fully and finally released and discharged from all further liability or obligation in respect of any guaranty given by any Acquired Subsidiary for obligations of any Retained Subsidiary and agreed to indemnify and hold harmless the Company from and against any and all Damages suffered by it in connection with any such guaranty and any and all other liabilities or obligations relating to the Retained Subsidiaries.

          Prior to the Closing, Laidlaw provided its corporate guaranty to provide financial assurance for the costs of clean-up or environmental impairment restoration or both incurred following closure or following a final order to cease operations and commence closure of the hazardous waste management facility operated by the Company in Pinewood, South Carolina. The financial assurance required by the South Carolina Department of Health and Environmental Control is comprised of the corporate guaranty, the State Permitted Sites Fund and the GSX Contribution Fund. Pursuant to the terms of the Stock Purchase Agreement, Laidlaw agreed to maintain, at its expense, until the tenth anniversary of the date of the Closing, the corporate guaranty or such other form of financial mechanism as may be permitted by the relevant environmental laws and regulations to provide the required financial assurance.

          The PIK Debenture. On the date of the Closing, the Company issued the PIK Debenture. The principal of the PIK Debenture is payable on May 15, 2009, subject to earlier mandatory or optional prepayment and any acceleration of its maturity date upon default.

         The PIK Debenture bears interest at the fixed rate of 5% per annum. For the first two years after the date of the Closing (the "Mandatory PIK Interest Payment Period"), interest on the outstanding principal balance of the



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

PIK Debenture accrues at the 5% rate, but will be paid in shares of Common Stock. After the Mandatory PIK Interest Payment Period, at the election of the Company any payment due under the PIK Debenture (except upon an optional early redemption), including any accrued interest or principal, may be paid in shares of Common Stock. The number of shares of Common Stock for each such payment shall be equal to the dollar amount in accrued interest or principal due divided by the average of the daily closing prices of a share of Common Stock on the NYSE -- Composite Transactions for the ten consecutive trading days selected by the Company commencing not more than 20 trading days before, and ending not later than, the date such payment is due. Interest on the outstanding principal balance of the PIK Debenture is payable semiannually on November 15 and May 15, beginning on November 15, 1997 and continuing until the payment in full of the PIK Debenture.

          Beginning on May 15, 2002, and continuing until the business day prior to the repayment of the PIK Debenture, the PIK Debenture is convertible, in whole or in part, at the option of the holder, into shares of Common Stock. The conversion will be at a price equal to the conversion price (the "Conversion Price") of $3.75 per share, subject to adjustment under certain circumstances.

          During the period commencing on May 15, 2002, and continuing until maturity, the Company has the option to prepay the PIK Debenture, in whole or in part, only in cash, at the face amount of the PIK Debenture if the last reported sales price of a share of Common Stock, as reported by the New York Stock Exchange, equals or exceeds 120% of the Conversion Price for a period of at least ten consecutive trading days prior to the date of such proposed prepayment.

          Subject to the subordination provisions of the PIK Debenture, the maturity of the PIK Debenture may be accelerated if a "Default" occurs. Under the PIK Debenture a "Default" includes (i) a failure by the Company to pay the principal or accrued interest of the PIK Debenture on its maturity date or any interest payment date, respectively, (ii) the voluntary or involuntary bankruptcy of the Company or other insolvency proceedings involving the Company and (iii) the acceleration of the maturity of the amounts outstanding under the Credit Agreement dated as of May 15, 1997, among the Company, as borrower, the Toronto-Dominion Bank, as agent, and the other financial institutions parties thereto (the "Credit Facility") as a result of a default thereunder.

          The PIK Debenture ranks junior in right of payment to the amounts outstanding under the Credit Facility and to substantially all other indebtedness of the Company except (i) amounts owed (other than to banks, insurance companies and other financing institutions and obligations under capitalized leases) for goods, materials, services or operating lease rental payments in the ordinary course of business or for compensation to employees and
(ii) any liability for federal, state, provincial, local or other taxes owed or owing by the Company.

          Service Arrangements. Laidlaw and its affiliates have provided certain financial and management services to the Company and its subsidiaries. Such services have included providing general liability and workers' compensation insurance and income tax management. Each of the service arrangements have been on arms-length terms comparable to those available in transactions with unaffiliated parties.

RAYMOND JAMES & ASSOCIATES, INC.

          David E. Thomas, Jr., a Director of the Company, is the Senior Managing Director and the Head of the Investment Banking Group of Raymond James. Pursuant to the terms of a letter agreement dated January 3, 1997, the Company engaged Raymond James as the Company's financial advisor in connection with the Acquisition and agreed to (i) pay Raymond James a fee of $800,000, (ii) reimburse Raymond James for its reasonable out-of-pocket expenses (up to a maximum of $25,000) and (iii) indemnify Raymond James against certain liabilities, including certain liabilities under the federal securities laws.




                                       15